SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated 14 February 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.                                       Nokia Corporation, Proxy Material for Annual General Meeting on April 7, 2005

THE ENCLOSED MATERIALS ARE TIME SENSITIVE. VOTING CARDS MUST BE RECEIVED FROM ADR HOLDERS BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 21, 2005, WHICH IS THE VOTING DEADLINE.

NOKIA CORPORATION

Proxy Material for

Annual General Meeting

On April 7, 2005 at 3 P.M. (Helsinki Time)

At Hartwall Areena

Veturitie 13, Helsinki, Finland

Materials Enclosed:

Depositary’s Notice of Annual General Meeting of Nokia Corporation

Questions and Answers on the Voting Process

Nokia Corporation’s Notice of Annual General Meeting

Questions and Answers on the Notice and Agenda of Annual General Meeting

Nokia’s Corporate Governance and Nomination Committee’s proposal on the composition of the Board of Directors of Nokia Corporation

Voting Card	Enclosed

Annual Accounts (prepared under IAS) of Nokia Corporation	Enclosed*

Delivery of Shareholder Documents	Enclosed

* For registered ADR Holders only.

Depositary’s Notice of

Annual General Meeting of

Nokia Corporation

ADSs:	American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	654902204.

Deposited Securities:	Shares, par value 0.06 euro each, of Nokia Corporation (the “Company”).

ADS Ratio:	1 Share to 1 ADS.

Depositary:	Citibank, N.A.

Deposit Agreement:

Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended from time to time, by and among the Depositary, the Company and the Holders from time to time of ADRs evidencing ADSs issued thereunder.

TIMETABLE
February 2, 2005	ADS Record Date
Date on which ADR Holders are required to be record holders of the Company’s ADSs in order to receive proxy material.

March 21, 2005	Voting Deadline
5:00 P.M. (New York City time)

Date and time on which ADR Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.

March 25, 2005	Reconciliation of Voting Position
Any transfers between March 22 and close of business on March 25 will be reconciled for the correct voting position as of the Finnish Record Date.

March 28, 2005	Finnish Record Date
Date on which ADR Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.

April 7, 2005	Meeting Date
3:00 P.M. (Helsinki time)	Date on which the Company will hold its Annual General Meeting 2005 (the “Meeting”).

A RECORD HOLDER OF THE COMPANY’S ADSs AS OF THE CLOSE OF BUSINESS ON MARCH 25, 2005 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGES 4 AND 10 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS AND THE AGENDA ITEMS OF THE MEETING.

THE ANNUAL ACCOUNTS (PREPARED UNDER IAS), THE PROPOSALS BY THE BOARD OF DIRECTORS OF THE COMPANY TO THE AGM AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING ARE AVAILABLE AT http://www.nokia.com/agm AND http://www.citibank.com/adr (click on “Nokia AGM”). NOKIA’S FORM 20-F ANNUAL REPORT FOR 2004 WILL BE MADE AVAILABLE ON THE SAME WEBSITE WHEN FILED.

If you are a registered holder of ADSs, Nokia’s Annual Accounts (prepared under IAS) for 2004 is among the enclosed materials.  In addition, Nokia’s Form 20-F Annual Report for 2004 will be mailed to you when filed.  If you are a beneficial holder of ADSs, you are advised to either access the annual accounts and later Nokia’s Form 20-F Annual Report through the Internet, or to request a hard copy from Nokia Investor Relations US Main Office, please call 1-914-368-0555.

The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are four alternative ways for voting:

a)     Through the Internet: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•      Access the World Wide Web site: http://www.citibank.com/adr;

•      Click on “Investors” and then click on “Voting by Internet”;

•      Input the number in the grey shaded box (located on the bottom portion of your Voting Card); and

•      Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)    On the Telephone: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•      Call the telephone voting access number:  1-877-779-8683;

•      Enter the number in the grey shaded box (located on the bottom portion of your Voting Card); and

•      Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

c)     By Mailing the Voting Card, please

•      Complete all of the required information on the Voting Card;

•      Sign the Voting Card; and

•      Return the Voting Card by the Voting Deadline to Citibank, N.A., P.O. Box 8527, Edison, New Jersey 08818-9395.

If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)    Moreover, you may attend the Meeting in person in Helsinki, Finland. Please see the instructions in the attached Questions and Answers.

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•      Certifying that you are a record holder of ADSs as of the close of business on March 25, 2005;

•      Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of March 28, 2005;

•      Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and

•      Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that, in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the Internet pages http://www.citibank.com/adr.

* * * * * * * * * *

Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company.  Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information.  Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

Questions and Answers

Which ADR Holders are entitled to vote?

ADR Holders who are record holders of the Company’s ADSs on the ADS Record Date of February 2, 2005 will receive the proxy material. Those ADR Holders who are record holders of the Company’s ADSs as of the close of business on March 25, 2005 are entitled to vote at the Meeting, although their voting position will be reconciled as of the Finnish Record Date March 28, 2005.

How does an ADR Holder vote?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you may vote at the Meeting either through the Internet, on the telephone, by the Voting Card sent via mail or by attending the Meeting in person by following the instructions provided in this proxy booklet.

ADR Holder holding his/her ADSs through a custodian, broker or other agent.

If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote at the Meeting, refer to information provided by your agent.

How can I vote through the Internet?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote through the Internet by accessing the Citibank World Wide Web site http://www.citibank.com/adr.  Click on “Investors”and then on “Voting by Internet”, input the number in the grey shaded box (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 21, 2005.  If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote through the Internet, refer to information provided by your agent.

How can I vote on the telephone?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote over the telephone by calling: 1-877-779-8683.  Input the number in the grey shaded box (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 21, 2005.  If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote on the telephone, refer to information provided by your agent.

How can I vote by Voting Card sent via mail?

As an ADR Holder you can also vote by completing the enclosed Voting Card, signing it and returning it to the Depositary in the envelope provided herewith, by the Voting Deadline of March 21, 2005.  If you hold your ADSs through a custodian, broker or other agent, you may have additional delivery instructions.

How can I vote by attending the Meeting in person?

As an ADR Holder you can vote in person at the Meeting in Helsinki, Finland by temporarily becoming a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of March 28, 2005 and by notifying the Company of your intention to attend the Meeting in person.

If you wish to become a direct and registered shareholder of the Company and attend the Meeting in person, please:

(i)    contact and instruct (if you are a registered ADR Holder) or have your agent contact and instruct (if you hold your ADSs through a custodian, broker or other agent) Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) by the Voting Deadline of March 21, 2005, to register you temporarily as a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of March 28, 2005; and

(ii)   contact the Company to give notice of your attendance at the Meeting no later than April 1, 2005, as indicated in the Company’s Notice of Annual General Meeting on pages 8-9 of this proxy booklet.

If you wish to authorize your own representative to attend the Meeting in person on your behalf, you must, in addition to following the requirements set forth above, issue a dated and signed proxy to him/her.  The proxy should be received at the Register of Shareholders of the Company no later than April 1, 2005, as indicated in the Company’s Notice of Annual General Meeting on pages 8 and 9 of this booklet.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company ten days prior to the Meeting, i.e. on the Finnish Record Date of March 28, 2005, in order to be entitled to vote at the Meeting. This means that although you have voted correctly before 5:00 P.M. on March 21, 2005, your voting position will be reconciled as of the Finnish Record Date.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company’s ADSs as of the close of business on March 25, 2005, and you have provided your voting instructions to the Depositary as instructed in this proxy booklet, you will be automatically recorded on the Register on a temporary basis.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company’s ADSs as of the close of business on March 25, 2005 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADR Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of March 28, 2005.

What is the temporary recording of the Deposited Securities on the Company’s Register of Shareholders and why is it required?

As mentioned above, only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date of March 28, 2005, may vote at the Meeting. As an ADR Holder, in the normal course, your Deposited Securities are registered on the Register of Shareholders of the Company in the name of Citibank’s local custodian.  For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank’s local custodian’s name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

What happens if the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card are incompletely executed? What must the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card contain in order to be completely executed?

If you do not provide all the information requested in the Internet Voting Instructions, the Telephone Voting Instructions, or the Voting Card, your votes will not be counted.

The following information (included in your Internet Voting Instructions, Telephone Voting Instructions or on your Voting Card) is required for the votes to be counted:

•      Signature (only applicable for written instructions);

•      Address;

•      Number of Deposited Shares held; and

•      Account number.

The address and account number must be provided for the “beneficial owner” – the person or corporate entity (ex. corporation, partnership, etc.) owning the beneficial interest in the ADR.

If a broker, custodian or other agent signs for his/her client (who is the beneficial owner of the ADSs), such agent must give the name and address for the beneficial owner (if an individual), and provide some evidence to the Depositary that it has the full authority to vote on behalf of the beneficial owner of the ADSs.  Brokers, custodians or other agents fulfilling these requirements should also fill in the “Agent Authorization Form” provided to them separately.

How do I vote for the election of the members of the Board of Directors?

You can (i) vote “FOR” the election of all nominees, (ii) “WITHHOLD” your vote from all nominees; or (iii) WITHHOLD your vote from certain nominees. In the event that you wish to vote for some but not all the nominees, simply insert the number corresponding to the nominee(s) for whom you intend to withhold your vote in the space provided on the Voting Card.

Can voting instructions be changed?

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York City time) on March 21, 2005 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-877-779-8683 or by calling Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card,  Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

Can custodians, brokers or other agents vote via the Citibank World Wide Web site?

No. Custodians, brokers or other agents must follow the standard practices provided by their agents and The Depository Trust Company.

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

•      Name;

•      Address;

•      Number of Deposited Securities held; and

•      Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Company’s Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Is it possible to receive proxy materials over the Internet?

Yes. Nokia is capable of providing you with all mailings of Nokia shareholder documents (such as disclosure documents, proxy material, etc.) in a timely manner as well as, convenient and cost-effective over the Internet.  Please see the enclosed leaflet “Delivery of Shareholder Documents via the Internet”with respect to instructions on receiving the documents over the Internet.

“Householding” of shareholder documents

In December 2000, the Securities and Exchange Commission (“SEC”) adopted a rule allowing companies to send a single set of shareholder documents, such as proxy materials, information statements or other disclosure documents to any household at which two or more ADR Holders reside. This process is commonly referred to as “householding”. The shareholder documents that are affected by the SEC rule are: Annual Reports, proxy materials, information statements or other disclosure documents.  The rule does not apply to the proxy card.  Each registered ADR holder will continue to receive a separate proxy card.

Householding will not only reduce the volume of duplicate information received at your household, but it will also help Nokia to reduce its operating expenses. For these reasons, Nokia is taking advantage of the rule.

A number of custodians, brokers and other agents with account holders who are Nokia ADR Holders will be “householding”, i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address, unless contrary instructions have been received from an affected ADR Holder. Once you have received notice from your custodian, broker, other agent or the Company that they will be “householding” shareholder documents, “householding” will continue until you are notified otherwise or until you revoke your consent.

This year, Nokia will be “householding”, i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address who held Nokia ADRs on February 2, 2005, unless contrary instructions have been received from an affected ADR Holder. If you did not respond to last year’s notice of Nokia’s intention to “household” shareholder documents, “householding” will continue until you are notified otherwise or until you revoke your consent.

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and wish to receive a single set of shareholder documents at your household, you must do the following:

A.    If you have the same last or family name as the other ADR holder(s) at you address, you do not need to take any sort of action. Unless you notify us by April 7, 2005, your household will begin receiving a single set of our shareholder documents.

B.    If you have a different last or family name from the other ADR holder(s) at your address, you and the other ADR holder(s) must provide written consent to receive a single set of materials. Your consent can be provided by completing the enclosed form and returning it with your proxy material to Citibank, N.A. Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303 or by faxing the completed form to 201-222-4593.

If you prefer to continue to receive your own set of our shareholder documents, please contact Citibank, N. A., on or before April 7, 2005 by calling its toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), and informing them of your request.

Please be aware that your consent will remain in effect until you revoke it. You can revoke your consent at any time by contacting Citibank, N. A. and informing them of your request. This can be done by calling to the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223) or by directing your written request to Citibank, NA., Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303, 201-222-4593. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please notify your custodian, broker or other agent by telephone or direct your written request to them in accordance with the instructions you have received from them. Your request to receive your own set of shareholder documents will be effective within 30 days of your request.

How can my household receive a single set of proxy materials in the future?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and have not already received a single set of proxy materials or other shareholder documents as described above, please call 1-877-NOKIA-ADR (1-877-665-4223) or direct your written request to Citibank, NA., Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303, 201-222-4593. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please refer to the information provided by them.

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting
to be held on Thursday, April 7, 2005 at 3:00 p.m. at Hartwall Areena, Veturitie 13, Helsinki, Finland.
Registration of the persons who have given a prior notice to attend will commence at 1:30 p.m.

The matters specified in Article 12 of the Company’s Articles of Association as well as the following other matters, will be on the agenda of the Meeting as follows:

1.     Presentation of the Annual Accounts

2.     Approval of the Income Statements and Balance Sheets

3.     Handling of the profit for the year, payment of dividend

The Board of Directors has decided to propose to the Annual General Meeting a dividend for the fiscal year 2004 of EUR 0.33 per share. The dividend will be paid to shareholders registered in the Register of Shareholders held by Finnish Central Securities Depository Ltd on the record date, April 12, 2005. The Board proposes that the dividend be paid on or about April 22, 2005.

4.     Discharging of the Chairman, the members of the Board of Directors, and the President, from liability

5.     Resolution on the remuneration payable to the members of the Board of Directors

6.     Resolution on the number of the members of the Board of Directors

The Corporate Governance and Nomination Committee of the Board will propose to the Annual General Meeting that the number of Board members will be increased from eight to ten.

7.     Election of the members of the Board of Directors

The Corporate Governance and Nomination Committee of the Board will propose to the Annual General Meeting that all the present Board members - Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Marjorie Scardino, Vesa Vainio and Arne Wessberg - be re-elected until the closing of the following Annual General Meeting. In addition, the Committee will propose that Dan Hesse and Edouard Michelin be elected as new members of the Board for the same one-year term. Hesse is a member of the Terabeam Wireless board of directors. Michelin is the CEO of Michelin Group.

8.     Auditor remuneration

The Board’s Audit Committee will propose for the General Meeting’s approval that the external auditor that will be elected, be reimbursed according to the auditor’s invoice, and in compliance with the purchase policy approved by the Board’s Audit Committee.

9.     Election of the Auditor

The external Auditor is elected by the shareholders at the Annual General Meeting, for one fiscal year at a time. The Audit Committee of the Board has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2004.

The Audit Committee recommends the re-election of PricewaterhouseCoopers Oy for the fiscal year 2005.

10.  Proposal by the Board of Directors to grant stock options to selected personnel of Nokia

The Board of Directors proposes that as a part of Nokia’s equity-based incentive program 2005 selected personnel of Nokia Group and a fully owned subsidiary of Nokia Corporation be granted a maximum of 25 000 000 stock options, which entitle to subscribe for a maximum of 25 000 000 new Nokia shares. The intention is to grant stock options under the plan during the next two years.

The share subscription price (i.e. exercise price) applicable upon exercise of the stock option will be regularly determined for the stock options to be subsequently granted on a quarterly basis and, subject to the resolution by the Board, on a monthly basis. According to the determination of the exercise price either quarterly or monthly, the stock options will also be divided into subcategories.

The share subscription price for each subcategory of stock options will equal the trade volume weighted average price of Nokia shares on the Helsinki Exchanges for the first whole week of the second month of the calendar quarter (i.e. February, May, August or November) or for the monthly priced stock options, the first whole week of such calendar month, respectively.

Share subscription period (i.e. exercise period) will commence no earlier than July 1, 2006, and terminate no later than December 31, 2011 in accordance with the Board’s resolution to be taken at a later time.

The Company’s plan for its Equity program 2005 is available on the Company’s website at www.nokia.com/agm.

11.  Proposal by the Board of Directors to reduce the share capital through cancellation of shares

The Board of Directors proposes that the share capital be reduced by a minimum of EUR 10 560 000 and a maximum of EUR 13 800 000 through cancellation of a minimum of 176 000 000 and a maximum of 230 000 000 Nokia shares held by the Company prior to the Annual General Meeting.

The Board proposes that the share capital be reduced by transfer of the aggregate par value of the shares to be cancelled from the share capital to the share premium capital.

The cancellation comprises solely Nokia shares held by the Company and will have no effect on the relative holdings of the other shareholders of the Company and on the voting powers among them.

12.  Proposal by the Board of Directors to authorize the Board of Directors to resolve to increase the share capital

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to increase the share capital of the Company with a maximum of EUR 53 160 000. As a result of share issuance an aggregate maximum of 886 000 000 new shares may be issued, at a subscription price and on the terms and conditions as decided by the Board.

The Board proposes that it be authorized to disapply the shareholders’ pre-emptive rights to the Company’s shares provided that from the Company’s perspective important financial grounds exist. It is proposed that the Board be authorized to determine that a share subscription may be made against payment in kind or otherwise on certain terms.

The authorization is proposed to be effective until April 7, 2006.

13.  Proposal by the Board of Directors to authorize the Board of Directors to resolve to repurchase Nokia shares

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 443 200 000 Nokia shares by using funds available for distribution of profits. The proposed amount corresponds to nearly 10 percent of the share capital of the Company and the total voting rights. The proposal is based on the assumption that the amendment of the Finnish Companies Act will be passed by the Parliament prior to or during the validity of the proposed authorization.

In the event that the proposed amendment does not enter into force, the authorization for the Board shall amount to a maximum of 221 600 000 Nokia shares. The amount corresponds to a maximum of 5 percent of the Company’s share capital or total voting rights as permitted by the current law.

The shares can be repurchased either

a)     through a tender offer made to all the shareholders on equal terms and for an equal price determined by the Board; or

b)    through public trading in which case the shares will be repurchased in another proportion than that of holdings of the current shareholders. The Company may enter into derivative, share lending or other arrangements within applicable regulatory limits, whereby the repurchase price is based on the market price of the Nokia share in public trading.

The shares may be repurchased in order to develop the capital structure of the Company, to finance or carry out acquisitions or related arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. Repurchases will reduce the Company’s distributable retained earnings.

The authorization is proposed to be effective until April 7, 2006.

14.  Proposal by the Board of Directors to authorize the Board of Directors to resolve to dispose Nokia shares held by the Company

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to dispose a maximum of 443 200 000 Nokia shares. However, the authorization is not proposed to exceed the authorization to be approved for repurchases of the Company’s own shares.

The authorization includes that the Board has the right to resolve to whom, under which terms and conditions and how many shares are disposed. The shares may be disposed at a price determined by the Board, also for consideration in kind. The authorization also allows the Board to resolve to dispose the shares in another proportion than that of the shareholders’ pre-emptive rights to the Company’s shares, provided that from the Company’s perspective important financial grounds exist.

The authorization is proposed to be effective until April 7, 2006.

Annual Accounts 2004 and the proposals by the Board of Directors

The proposals by the Board presented under items 10 through 14 above are available at Nokia’s Internet pages at www.nokia.com/agm no later than as of February 9, 2005. Paper copies of these documents with enclosures and the Annual Accounts of the Company are on display at the Head Office of the Company at Nokia House, Keilalahdentie 4, Espoo, Finland, as from March 31, 2005. The copies of the documents will be sent to shareholders upon request, and they are also available at the Meeting.

Right to Attend and to Vote at the Meeting

In order to attend and have a right to vote at the Meeting,

1)     a shareholder must be registered in the Register of Shareholders of Nokia, held by Finnish Central Securities Depository Ltd., on Monday, March 28, 2005; and;

2)     a shareholder must give to Nokia a prior notice to attend the Meeting by 4:00 p.m. (Finnish time) on Friday, April 1, 2005.

Registration in the Register of Shareholders

In order to attend the Meeting, shareholders who hold their shares under a name of a nominee must contact their bank, broker or other custodian to be temporarily recorded in the Register of Shareholders. The recording must be made effective no later than on March 28, 2005.

Prior Notice to Attend

A prior notice to attend the Meeting may be given either

a)     through Nokia’s Internet pages at www.nokia.com/agm (available only for directly registered shareholders);

b)    by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, FlN-00045 NOKIA GROUP;

c)     by telefax to +358 7180 38984; or

d)    by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. - 4:00 p.m. (Finnish time).

The notice should arrive at the Company by 4:00 p.m. (Finnish time) on Friday, April 1, 2005.

Advance Delivery of Proxies

Possible proxies for representing a shareholder at the Meeting shall arrive to the Registry of Shareholders of the Company no later than on Friday, April 1, 2005, at 4:00 p.m. (Finnish time).

Espoo, January 27,2005

BOARD OF DIRECTORS

Questions and Answers on the Notice and Agenda of the Annual General Meeting

The Company has provided Citibank with the following information with respect to the Agenda of the Meeting as numbered in the Voting Instruction.  Nokia encourages its shareholders to exercise their right to vote. Approximately 25% of Nokia’s ownership is represented by ADR Holders, and although the majority of those shareholders outside Finland will not attend Nokia’s Annual General Meeting in person, their voices can be heard via their vote.

What does the presentation of the Annual Accounts under item 1 mean?

The Annual Accounts comprise an income statement, balance sheet and the notes thereto, the report by the Board of Directors as well as the consolidated annual accounts. The presentation of the Annual Accounts is a non-votable item, but an ADR Holder may cast a vote for or against the approval of the Income Statements and Balance Sheets under item 2, or abstain.

What is the dividend amount proposed by the Board of Directors of Nokia?

Nokia’s Board of Directors proposes, under item 3, a dividend of EUR 0.33 per share to be distributed for the financial year 2004. In addition to the cash dividend, Nokia’s Board of Directors also projects share repurchases in 2005 with up to EUR 5 billion. Under item 13, Nokia’s Board of Directors proposes an authorization to repurchase Nokia shares.

When will I receive the dividend?

The dividend will be paid to the Depositary on April 22, 2005, and will then be distributed to all shareholders shortly thereafter either directly to you or through your broker. The dividend pay date in the United States is estimated to be on or about April 29, 2005.

What does discharging of the Chairman, the members of the Board of Directors and the President from liability under item 4 mean?

This is one of the standard matters voted at during Nokia’s shareholder’s meetings, which according to Finnish mandatory law must be discussed and resolved at each Annual General Meeting for the preceding financial year. In principle, the resolution provides a release from liability towards the company for the Chairman and the members of the Board and the President, for matters occurred in the financial year 2004. This release from liability will only cover matters that are within the knowledge of Nokia and the shareholders when the resolution is taken, and are valid only provided that the resolution of the meeting is made legally in proper order.

Is it possible to vote on the nomination of members to the Board of Directors?

Yes. An ADR Holder may either cast a vote of support for the Corporate Governance and Nomination Committee’s proposal of the number of members under 6 and membership under 7, or abstain. It is also possible to withhold votes from individual candidates proposed by the Corporate Governance and Nomination Committee.

ADR Holders cannot vote against the Corporate Governance and Nomination Committee’s proposal, as it is only possible to make counter proposals and also cast a vote of support for such counter proposals at the actual Meeting. The Corporate Governance and Nomination Committee’s proposal under item 7 is on page 13 of this proxy booklet.

Why is it not possible to vote on the remuneration to be paid to the members of the Board of Directors?

At the time when the proxy material is distributed, the proposal under the agenda item 5, remuneration proposed to be paid to the members of the Board is not yet available. Under Finnish law, proposals and counterproposals may be made with respect to this agenda item up to and during the Meeting, and a vote of support for such proposals can be cast only at the actual Meeting. Therefore, ADR holders cannot vote on this agenda item.

Historical information about the remuneration paid to the members of the Board of Directors for years 2002-2004 is included in our Annual Accounts for 2004, and our Form 20-F Annual Report for 2004, when filed.

What does the proposal regarding auditor remuneration mean?

The Board’s Audit Committee oversees the qualifications and independence of the company’s external auditor. This includes the adoption of the pre-approval policy for the purchase of audit and non-audit services from the external auditor, as well as overseeing the compliance with such policy.

In addition to the proposal on the election of auditor under item 9, the Audit Committee will also propose, under item 8, for the General Meeting’s approval that the external auditor would be reimbursed according to the auditor’s invoice to the company, and in accordance with the purchase policy approved by the Audit Committee.

The total audit and audit-related fees paid by Nokia Group to the external auditor for the fiscal period 2003 amounted to EUR 5.5 million and in 2004 to EUR 6.8 million. The Audit Committee does not expect the amount of fees payable to the external auditor during the current fiscal period to change materially from the 2004 level.

What does the statement of the Audit Committee of the Board mean in respect of election of the Auditor?

Under Finnish law, shareholders of the Company elect the external Auditor at the Annual General Meeting for one fiscal year at a time. The role of Nokia’s Audit Committee is, among other things, to confirm the independence of the external Auditor and oversee the overall performance of the Auditor subject to the requirements of Finnish law. The Audit Committee has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2004. Based on its evaluation, the Audit Committee recommends the re-election of PricewaterhouseCoopers Oy for the fiscal year 2005.

Why does the Board of Directors propose granting stock options to selected personnel of Nokia under item 10?

Equity-based incentives are a part of Nokia’s compensation program. The compensation program includes performance related and discretionary elements, the purpose of which is to reward achievement, and retain talented and critical employees in the company.

Nokia competes for the talented people on a global basis, and for this purpose needs incentive programs that are competitive. The combined use of Performance Shares, which are the main element in Nokia’s equity-based compensation program, and stock options builds a well-balanced combination of share-based compensation elements for Nokia’s award model. The program aligns the potential value received by participants directly with the performance of the company, and in line with shareholders’ interests.

A resolution under item 10 requires a qualified majority of the votes cast, as well as of the shares represented at the meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, in order for the Board to receive the approval proposed, the Company encourages ADR Holders to vote for the Board’s proposal under this item. Please see the complete proposal by the Board of Directors, as well as related press releases on the internet at http://www.citibank.com/adr and http://www.nokia.com/agm.

Why does the Board of Directors propose to cancel shares and reduce the share capital under item 11?

The Board of Directors has by December 31, 2004 used part of the authorization by the Annual General Meeting held on March 25, 2004 to repurchase Nokia shares through public trading. As a result of the repurchases, the Company held a total of 176 000 000 Nokia shares as of December 31, 2004, having spent EUR 2 012 million for repurchases. The authorization is still valid until March 25, 2005, for 54 000 000 shares.

The Board proposes that the share capital be reduced through cancellation of these Nokia shares held by the Company as well as any shares possibly repurchased until the Annual General Meeting 2005. The reduction of the share capital will have no effect on the relative holdings of other shareholders of the Company or on the voting powers among them.

Under current Finnish law, repurchase of shares may not result in Nokia Group holding more than 5 percent of the registered share capital or the total voting rights of the company at any time. Therefore, if shares previously acquired by Nokia through repurchases are not cancelled, these shares will limit planned repurchases in the future. The Board has on January 27, 2005 announced its projection for a share purchase plan also during 2005.

What do the authorizations under items 12 - 14 mean?

As a Finnish company Nokia may not, pursuant to mandatory Finnish law, issue new shares, repurchase Nokia shares or dispose them without shareholders’ approval, or a shareholders’ authorization to the Board for these actions. The Nokia Board proposes an extension of the authorizations it presently holds to issue new shares, as well as repurchase and/or dispose Nokia shares. Such authorizations are only valid for the year following the approval.

Related to the proposed authorization to repurchase shares under item 13, the Board has on January 27, 2005 announced its projection for a stock repurchase plan with up to EUR 5 billion as a means to develop Nokia’s capital structure. A share repurchase plan has also been carried out during 2003 and 2004. In addition, pursuant to the Board’s proposal, the authorization to repurchase shares may be used to carry out financing or other arrangements.

The proposed amount of authorization corresponds to nearly 10 percent of the share capital of the Company and the total voting rights. The proposal is based on the assumption that the amendment of the Finnish Companies Act will be passed by the Parliament prior to or during the validity of the proposed one-year authorization. In the event that the proposed amendment does enter into force, but this is later than as of April 7, 2005, the authorization for the Board shall amount to the proposed 443 200 000 shares only from such date, and until then, to a maximum of 5 percent of the Company’s share capital or total voting rights as permitted by the current law.

A resolution under items 12-14 requires a qualified majority of the votes cast, as well as of the shares represented at the meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, in order for the Board to receive the authorizations proposed, the Company encourages ADR Holders to vote under these items. Please see the complete proposals by the Board of Directors on Internet, as well as related press releases http://www.citibank.com/adr and http://www.nokia.com/agm.

Why is an item 15, which pertains to other matters at the Annual General Meeting, on the agenda?

Under Finnish law, Nokia’s Notice of Annual General Meeting must include an agenda setting out the matters to be brought before the meeting. The agenda must include those matters, which, pursuant to Nokia’s Articles of Association and mandatory Finnish law, must be resolved at the Annual General Meeting.

In order for other matters to be included in the Notice of the Annual General Meeting and related agenda, the Board of Directors must be given sufficient notice of said items. As of the date on which this proxy material went to press, the Board of Directors was not aware of any matters to be voted upon at the Meeting other than those included in the Notice of the Annual General Meeting.

Various matters of order may require a vote at the actual Meeting.  The “other matters” referred to in the voting card may include, but are not limited to, the election of the chairman of the meeting and persons to scrutinize the minutes. The voting instructions under item 15 relate to procedural matters only.

What does it mean if I mark the box to give a discretionary proxy regarding item of the Annual General Meeting?

If you have marked the relevant box and “other matters” are properly brought before the Meeting, the nominated representative of the Company will have a discretionary proxy to vote your ADSs with respect to those “other matters”. The nominated representatives are Nokia’s legal counsels.

What does it mean if I do not mark the box to give a discretionary proxy regarding item of the Annual General Meeting?

If you have not marked the relevant box and other matters are properly brought before the Meeting, your ADSs will not be voted with respect to those other matters. A resolution on those other matters will then be made only by the votes cast at the actual meeting.

Are the proposals on the Agenda available in their entirety?

The proposals by the Nokia Board are available in their entirety on the Internet through http://www.citibank.com/adr and http://www.nokia.com/agm. The Company’s Annual Accounts (prepared under IAS) for 2004 will also be made available on Nokia’s internet pages when completed, and Nokia’s Form 20-F Annual Report for 2004, when filed.

PROPOSAL ON THE COMPOSITION OF THE BOARD OF DIRECTORS OF NOKIA

The Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of members of the Board of Directors be increased from eight to ten and the following persons be elected* or re-elected for the term expiring at the closing of the following Annual General Meeting:

Paul J. Collins, b. 1936

Board member since 1998. Vice Chairman since 2000.

•      BBA (University of Wisconsin), MBA (Harvard Business School).

•      Vice Chairman of Citigroup Inc. 1998-2000, Vice Chairman and member of the Board of Directors of Citicorp and CitibankN.A. 1988-2000.

•      Holder of various executive positions at Citibank within investment management, investment banking, corporate planning as well as finance and administration 1961-1988.

•      Member of the Board of Directors of BG Group and The Enstar Group, Inc.

•      Member of the Supervisory Board of Actis Capital LLP.

Georg Ehrnrooth, b. 1940

Board member since 2000.

•      Master of Science (Eng.) (Helsinki University of Technology).

•      President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991.

•      Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

•      Chairman of the Board of Directors of Assa Abloy AB (publ) and Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab, Sandvik AB (publ) and Sampo plc.

•      Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

Dan Hesse, b. 1953 *

Member of the Board of Directors of Terabeam Wireless.

•      M.S. (Massachusetts Institute of Technology), M.B.A. (Cornell University), A.B. (University of Notre Dame).

•      Chairman, President and CEO of Terabeam 2000-2004. President and CEO of AT&T Wireless Services 1997-2000, Executive Vice President of AT&T 1997-2000, General Manager for the AT&T Online Services Group 1996-1997, President and CEO of AT&T Network Systems International 1991-1995. Various managerial positions in AT&T, including network operations, strategic planning and sales 1977-1991.

•      Member of the Board of Directors of the VF Corporation.

•      Member of the National Board of Governors of the Boys & Girls Clubs of America.

Dr. Bengt Holmström, b. 1949

Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management.

Board member since 1999.

•      Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).

•      Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.

•      Member of the Board of Directors of Kuusakoski Oy.

•      Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences.

Per Karlsson, b. 1955

Independent Corporate Advisor.

Board member since 2002.

•      Degree in Economics and Business Administration (Stockholm School of Economics).

•      Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992.

•      Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

•      Board member of IKANO Holdings S.A.

Edouard Michelin, b. 1963 *

Managing Partner and CEO of Michelin Group

•      Engineering graduate of the Ecole Centrale de Paris.

•      Head of Michelin Manufacturing facilities and Michelin Truck Business in North America 1990-1993, various managerial positions in Michelin, including research, manufacturing, marketing and sales 1988-1990.

•      Member of the World Business Council for Sustainable Development (WBCSD).

Jorma Ollila, b. 1950

Chairman and CEO and Chairman of the Group Executive Board of Nokia Corporation.

Board member since 1995. Chairman since 1999.

•      Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

•      President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989.

•      Holder of various managerial positions at Citibank within corporate banking 1978-1985.

•      Member of the Board of Directors of Ford Motor Company and Vice Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Boards of Directors and the Supervisory Boards of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

•      Member of The European Round Table of Industrialists.

Dame Marjorie Scardino, b. 1947

Chief Executive and member of the Board of Directors of Pearson plc.

Board member since 2001.

•      BA (Baylor), JD (University of San Francisco).

•      Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993.

•      Lawyer 1976-1985 and publisher of the Georgia Gazette newspaper 1978-1985.

Vesa Vainio, b. 1942

Board member since 1993.

•      LL.M. (University of Helsinki).

•      Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997. President of Kymmene Corporation 1991-1992.

•      Holder of various other executive positions in Finnish industry 1972-1991.

•      Chairman of the Board of Directors of UPM-Kymmene Corporation.

Arne Wessberg, b. 1943

Chairman of the Board of Directors and Chief Executive Officer of Yleisradio Oy (Finnish Broadcasting Company).

Board member since 2001.

•      Studies in economics in the University of Tampere (1963-1966).

•      Chairman of the Board of Eurosport Consortium 1998-2000, member 1989-1997. Member of the Board of Trustees of IIC 1996-1998 and 1993-1995.

•      Holder of various positions at Yleisradio Oy (Finnish Broadcasting Company) in different executive roles 1979-1994 and as a reporter and editor 1971-1976.

•      President of the European Broadcasting Union (EBU), member of the Board of Directors of the International Academy of Television Arts & Sciences and member of the Trilateral Commission (Europe).

Business
To: john@nokia.com
Subject: Quarterly review meeting in London
Hi John,
Look forward to review meeting in London.
Regards, Glenda
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☒	Please mark your vote as in this example	1221

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue, except for item 15.

FOR ELECTION	WITHHOLD
OF ALL	VOTE FROM
FOR	AGAINST	ABSTAIN	NOMINEES	ALL NOMINEES	FOR	AGAINST	ABSTAIN
2	☐	☐	☐	7 ☐	N/A ☐	9	☐	N/A	☐

01 Paul J. Collins	06 Marjorie Scardino
3	☐	☐	☐	02 Georg Ehrnrooth	07 Vesa Vainio	10	☐	☐	☐
03 Bengt Holmström	08 Arne Wessberg
04 Per Karlsson	09 Dan Hesse
4	☐	☐	☐	05 Jorma Ollila	10 Edouard Michelin	11	☐	☐	☐

Except for nominee(s) listed below from whom vote is
5	N/A	N/A	N/A	withheld:	12	☐	☐	☐

6	☐	N/A	☐	FOR	AGAINST	ABSTAIN	13	☐	☐	☐

8 ☐	N/A	☐
14	☐	☐	☐

15

Mark the box if you wish to instruct the Depositary to give a proxy to any one of Marianna Uotinen-Tarkoma, Esa Kaunistola, both Legal Counsels of Nokia Corporation, to authorize any of them (with full power of substitution) to vote, in their discretion, on your behalf only upon item 15 of the Annual General Meeting and any adjournments or postponement thereof.

☐

SIGNATURE(S)	Date	as of March 25, 2005

Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

The matters specified in Article 12 of the Articles of Association and the following other matters:

1.             Presentation of the Annual Accounts

2.             Approval of the Income Statements and the Balance Sheet.

3              Approval of a proposal to the Annual General Meeting of a dividend of EUR 0.33 per share.

4              Approval of the discharge of the Chairman, the members of the Board of Directors and the President from liability.

5              Approval of the remuneration to be paid to the members of the Board of Directors.*

6.             Approval of the proposal on the composition of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*

7.             Approval of the proposal of the election of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*

8.             Approval of the remuneration to be paid to the auditor.*

9.             Approval of the re-election of PricewaterhouseCoopers Oy as the Auditors for fiscal year 2005.*

10.           Approval of the proposal of the Board of Directors to grant stock options to selected personnel of the Company.

11            Approval of the proposal of the Board to reduce the share capital through cancellation of Nokia shares held by the Company.

12.           Approval of the authorization to the Board to increase the share capital of the Company.

13.           Approval of the authorization to the Board to repurchase Nokia shares.

14.           Approval of the authorization to the Board to dispose Nokia shares held by the Company.

15.           Such other matters as may properly come before the Annual General Meeting.

For more details on the above agenda items please refer to the Company’s Notice of Meeting and the Questions and Answers section in the Proxy Material enclosed herewith.

[* Please note that the Company has informed the Depositary that pursuant to Finnish law proposals may be accepted with respect to these agenda items 5, 6, 7, 8, and 9 up to and including the Meeting. However, the Corporate Governance and Nomination Committee of the Board of Directors has disclosed a proposal on item 7 (see page 13 of the proxy material) and the Audit Committee has disclosed a recommendation on item 8 and 9, and it is possible for the ADR Holders to vote “FOR” the Corporate Governance and Nomination Committee’s proposal as a whole or in part, and “FOR” the Audit Committee’s recommendations.]

*NOTE* Proposal 1 on the agenda is a non-voting proposal. For more information on this item see the Questions and Answers section in the Proxy Material.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked issue, except for item 15.

To be signed, completed and returned to Citibank, N.A., as Depositary P.O. Box 8527, Edison, New Jersey 08818-9395, prior to 5:00 P.M. (New York City time) on March 21, 2005 for action to be taken.

2005 VOTING CARD	AMERICAN DEPOSITARY SHARES

Nokia Corporation (the “Company”)

ADS CUSIP No.:	654902204.
ADS Record Date:	February 2, 2005.
Meeting:	Annual General Meeting – April 7, 2005 at 3 P.M. (Helsinki time) at Hartwall Areena, Veturitie 13, Helsinki, Finland.
Deposited Securities:	Shares, par value 0.06 euro per share, of the Company.

You as the undersigned holder, as of the close of business on March 25, 2005 and as of the Finnish Record Date, of the American Depositary Receipts (the “ADRs”) issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) and of the Deposited Securities, acknowledge receipt of a copy of the Depositary’s Notice of Annual General Meeting and by signing the reverse side hereof:

(1)           certify that you are a record holder of ADSs as of the close of business on March 25, 2005 and as of the Finnish Record Date;

(2)           irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof;

(3)           irrevocably authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of March 28, 2005; and

(4)           irrevocably authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

DETACH HERE

Dear Shareholder:

Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card.

To vote your shares electronically, you must use the number in the grey shaded box on the other side of the card, just below the perforation, to access the system.

1.     To vote over the Internet:

•      Log on to the Internet and go to the web site http://www.citibank.com/adr

•      Click on “Investors” and then click on “Voting by Internet” and follow the instructions.

2.     To vote by telephone:

•      On a touch-tone telephone, simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end.

If you choose to vote your shares electronically, there is no need to mail back your proxy card.

Your vote is important. Thank you for voting.

DELIVERY OF

SHAREHOLDER DOCUMENTS

VIA THE INTERNET

We are pleased to announce that for all future mailings of Nokia Corporation shareholder documents to ADR holders (such as disclosure documents, proxy material, etc.) you may receive these documents over the Internet.

As a beneficial owner of ADSs, i.e. if you hold your ADSs through a custodian, broker, or other agent, you may receive your shareholder documents electronically by registering at the website www.proxyvote.com and completing the on-line consent form. The same site is used to vote online and you may register to receive future electronic notices at the end of the voting session.

Also, please note that:

•                  Your consent is entirely revocable by visiting www.investordelivery.com at any time.

•                  You can always vote on the Internet (www.proxyvote.com), whether or not you elect to receive your shareholder documents electronically.

•                  If you consent to receive your shareholder documents electronically as described above, instructions for accessing those documents will be sent to you on Nokia Corporation’s mail date. Please note that this means that you will receive documents in advance of those ADR holders receiving printed documents.

DELIVERY OF

SHAREHOLDER DOCUMENTS

VIA THE INTERNET

We are pleased to announce that for all future mailings of Nokia Corporation shareholder documents to ADR holders (such as disclosure documents, proxy material, etc.) you may receive these documents over the Internet.

As a registered ADR holder, i.e. if you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website www.econsent.com/nok and completing the on-line consent form.

Also, please note that:

•                  Your consent is entirely revocable by visiting www.econsent.com/nok and completing an electronic form to remove your name from the list of electronic distribution.

•                  You can always vote on the Internet, whether or not you elect to receive your shareholder documents electronically.

•                  If you consent to receive your shareholder documents electronically as described above, instructions for accessing those documents will be sent to you on Nokia Corporation’s mail date. Please note that this means that you will receive documents in advance of those ADR holders receiving printed documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 14, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel